Mail Stop 3561

May 19, 2008

Mr. Peter Crage
Chief Financial Officer
Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, Ohio 44870-5259

      Re: **Cedar Fair, L.P.**
              Form 10-K for the year ended December 31, 2007
              Filed February 29, 2008
              File No. 1-9444

Dear Mr. Crage:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        David R. Humphrey
                        Branch Chief